

16012241

NITED STATES
DEXCHANGE COMMISSION
ington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steadfast Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18100 Von Karman Ave., Suite 500
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip D. Meserve, President & CEO — 949-333-3777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co. CPAs and Consultants, LLC - (3762)
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave., Suite 1000	Santa Ana	California	92705
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip D. Meserve, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steadfast Capital Markets Group, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CALIFORNIA)
County of Orange) ss

Subscribed and sworn to before me on this 25th day of February, 2016, by Phillip D. Meserve who proved to me on the basis of satisfactory evidence to be the person who appeared before me.


Notary Public - California
Orange County

Signature [signature]

RonaldBlue&Co.®
CPAs and Consultants

February 22, 2016

To the Members
Steadfast Capital Markets Group, LLC
Irvine, California

Steadfast Capital Markets Group, LLC (the Company) is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Section k(2)(i), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board of the United States and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 22, 2016

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567


STEADFAST
CAPITAL MARKETS

Steadfast Capital Markets Group, LLC
18100 Von Karman Avenue, Suite 500
Irvine, CA 92612
P 877-525-SCMG (7264)
F 949.333-1798
W www.steadfastcompanies.com
Member: FINRA & SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Steadfast Capital Markets Group, LLC (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The company claims exemption from the custody and reserve provision of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2015 ending December 31, 2015.

Steadfast Capital Markets Group, LLC

Phillip D. Meserve
President & CEO
Dated: February 3, 2016

RonaldBlue&Co.®
CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Members
Steadfast Capital Markets Group, LLC
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Steadfast Capital Markets Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Steadfast Capital Markets Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Steadfast Capital Markets Group, LLC's management is responsible for the Steadfast Capital Markets Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 24, 2016

STEADFAST CAPITAL MARKETS GROUP

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name		Amount
853	2/24/2016	SIPC	$	18,809.43
		Total payments made	$	18,809.43

RonaldBlue&Co.®
CPAs and Consultants

STEADFAST CAPITAL MARKETS GROUP, LLC

FINANCIAL STATEMENTS WITH
INDEPENDENT AUDITORS' REPORT

December 31, 2015

STEADFAST CAPITAL MARKETS GROUP, LLC

FINANCIAL STATEMENTS WITH INDEPENDENT AUDITORS' REPORT

December 31, 2015

STEADFAST CAPITAL MARKETS GROUP, LLC

December 31, 2015

TABLE OF CONTENTS

RonaldBlue&Co.®
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Steadfast Capital Markets Group, LLC
Irvine, California

We have audited the accompanying statement of financial condition of Steadfast Capital Markets Group, LLC (the Company) as of December 31, 2015, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steadfast Capital Markets Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained on pages 10 through 13 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 22, 2016

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$ 1,240,293
Accounts receivable	65,103
Prepaid expenses	31,758
Total assets	$ 1,337,154

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 937,701
Total liabilities	937,701
Member's equity	399,453
Total liabilities and member's equity	$ 1,337,154

See accompanying notes and independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2015

Revenue	
MBD Fees	$ 7,523,771
Miscellaneous income	505,800
Total revenue	8,029,571
Operating Expenses	
Fees and licenses	622
Commissions	5,549,651
General and administrative	3,009
Legal and professional	1,012
Outside services	87,711
Shared expenses	515,700
Total operating expenses	6,157,705
Income before provisions for income taxes	1,871,866
Provision for income taxes	6,800
Net income	$ 1,865,066

See accompanying notes and independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2015

	Capital Contributions	Retained Earnings (Deficit)	Total Total
Balances at December 31, 2014	$ 345,202	$ (155,815)	$ 189,387
Net income	-	1,865,066	1,865,066
Distributions	-	(1,655,000)	(1,655,000)
Balances at December 31, 2015	$ 345,202	$ 54,251	$ 399,453

See accompanying notes and independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended December 31, 2015

For the year ended December 31, 2015, no subordinated liabilities or agreements exist in the financial statements of Steadfast Capital Markets Group, LLC.

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net income (loss)	$ 1,865,066
Adjustments to reconcile net income (loss) to net cash change in operating activities:	
Changes in:	
Accounts receivable	(17,991)
Prepaid expenses	(4,516)
Accounts payable	266,899
Net change in cash from operating activities	2,109,458
Cash flows from financing activities	
Member's distributions	(1,655,000)
Net change in cash from financing activities	(1,655,000)
Net change in cash	454,458
Cash and cash equivalents, beginning of year	785,835
Cash and cash equivalents, end of year	$ 1,240,293
Supplemental disclosures of cash flow information	
Cash paid for:	
Income taxes	$ 6,800
Interest	$ -

There were no investing, non-cash financing, or non-cash investing activities for the year ended December 31, 2015.

STEADFAST CAPITAL MARKETS GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1 – Summary of significant accounting policies

Organization and nature of business

Steadfast Capital Markets Group, LLC (the Company), a Delaware limited liability company, was formed on May 1, 2009, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 based on limited business activity and it does not hold customer funds or securities. Upon active operations in March of 2009 the Company's business consists of the offering and sale of real estate related investment products.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue recognition

Substantially all the revenue of the Company consists of commissions and due diligence fees from the sale of undivided interests in Steadfast Apartment REIT, Inc. Revenue is recorded upon the sale of these interests.

Concentrations of credit risk

Credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time the Company maintains cash deposits in excess of Federal Deposit Insurance Corporation (FDIC) limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings and sale of undivided interests for Steadfast REIT Investment, LLC, an affiliate of Steadfast Companies. See Note 3 for related party disclosure.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Note 1 – Summary of significant accounting policies (continued)

Accounts receivable

Management considers all accounts and commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded.

Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, *Accounting for Uncertainty in Income Taxes*. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's statement of financial condition or income. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2015, the Company had net capital of $302,592, which was $240,079 in excess of its required minimum net capital of $62,513. The Company's aggregate indebtedness to net capital ratio was 309.89% at December 31, 2015.

Note 3 – Related party transactions

The Company received commissions from Steadfast Companies, and affiliates of this entity totaling $7,523,771 from the sale of publicly registered non-traded real estate investment trust for the year ended December 31, 2015. The Company is the securities and financial services division of Steadfast Companies.

Note 3 – Related party transactions (continued)

The Company had entered into an expense sharing agreement with Steadfast REIT Services, Inc. (SRH), under which SRH would be responsible for the services rendered by employees for the benefit of the Company and in connection with regulatory, compliance, and securities industry advisory services associated with the Company, offering and operations of current and future private and public offerings of securities of the Company. The Company reimburses SRH according to the terms of the expense agreements. During the year ended December 31, 2015, the Company paid $505,800 for costs related to the expense agreements.

The Company had entered into an expense sharing agreement with Steadfast Investment Properties, Inc. (SIP), under which SIP would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. The Company reimburses SIP according to the terms of the expense agreements. During the year ended December 31, 2015, the Company paid $9,900 for costs related to the expense agreements.

The Company is owned by Steadfast REIT Holdings, LLC (SRH).

Note 4 – Income taxes

The provision for income taxes for the year ended December 31, 2015, consisted of the following:

State	$ 6,800

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2015, the Company's tax years for 2011, 2012, 2013, and 2014 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2015, the Company is no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2010.

Note 5 – Subsequent events

Management has evaluated subsequent events through February 22, 2016, the date on which the financial statements were available to be issued.

STEADFAST CAPITAL MARKETS GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Computation of net capital

Total member's equity	$	399,453
Deduct nonallowable assets		(96,861)
Net capital	$	302,592

Aggregate indebtedness

Items included in statement of financial condition:		
Various liabilities	$	937,701
Total aggregate indebtedness	$	937,701
Ratio: Aggregate indebtedness to net capital		309.89%

Computation of basic net capital requirement

Minimum dollar net capital required:		
Company	$	5,000
6-2/3% of total aggregate indebtedness		62,513
Minimum dollar net capital required		62,513
Net capital, as calculated above		302,592
Excess (deficit) net capital		240,079
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		208,822
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	302,592

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

The audit disclosed no violation of financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2015, with the final audit report attached.

STEADFAST CAPITAL MARKETS GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

STEADFAST CAPITAL MARKETS GROUP, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

